March 31, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Elisabeth Bentzinger
Re:    Transparent Value Trust (File Nos. 333-159992 and 811-22309) (the “Registrant”)
Dear Ms. Bentzinger:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Post-Effective Amendment No. 34 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on February 6, 2017. The SEC Staff’s comments were conveyed via a telephone conversation between you and Corey F. Rose and Robert J. Rhatigan of Dechert LLP on March 24, 2017. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:
Comments Relating to the Prospectus

1.
Comment:    Please move the last paragraph under the section entitled “Transactions Through Your Financial Intermediary” to the beginning of the section entitled “Sales Charges” and immediately preceding the “Class A Shares” sub-section.

Response:    The Registrant has implemented the requested change.

2.
Comment:    Consistent with IM Guidance Update No. 2016-06, which states that the prospectus “should include a prominent statement” that additional information can be found in an appendix, please bold the entire paragraph referenced above.

Response:    The Registrant has implemented the requested change.

3.
Comment:    The last sentence of the last paragraph under “Transactions Through Your Financial Intermediary” instructs investors to contact their financial intermediary for information regarding applicable sales charge waivers and discounts and the financial intermediary’s related policies and procedures. Please consider revising this sentence to clarify that all intermediary-specific sales charge waivers and discounts are disclosed in Appendix A, but that an investor may also consult their financial intermediary for more information about the sales charge waivers and discounts set forth in Appendix A.

Response:    The Registrant will modify the disclosure as follows:

Please contact your financial intermediary for more information regarding ~~applicable~~ sales charge waivers and discounts and the financial intermediary’s related policies and procedures, including information regarding eligibility requirements for waivers or discounts that may be available to you.

4.
Comment:    To the extent that the third, seventh, and eighth bullet points under “Sales Charge Waivers” for Class A shares are intended to disclose intermediary-specific sales charge waivers, please consider specifying the intermediary and/or placing this disclosure in Appendix A.

Response:    The Registrant will implement changes in response to this comment.

5.
Comment:    In the section entitled “Class C Shares”, please disclose which intermediaries are subject to the second to last sentence which states “[i]f your intermediary has entered into arrangements with the Distributor to forego receipt of that initial 1.00% sales commission, the Funds will waive any otherwise applicable CDSC when you redeem your Class C shares.”

Response:    The Registrant will delete the referenced disclosure.

6.
Comment:    In the section entitled “Class C Shares”, please delete the last sentence which states “[f]or more information about whether your broker-dealer has entered into such an arrangement, contact your intermediary.” All information regarding sales charge waivers should be disclosed in the prospectus, or in the appendix.

Response:    The Registrant will delete the referenced disclosure.

7.	Comment: Please confirm that the disclosure complies with the requirements under Item 12(a)(5) of Form N-1A.
Response:    The Registrant will implement changes in response to this comment to more clearly disclose the information required by Item 12(a)(5).

8.	Comment: Please disclose the information required by Item 12(a) & (b) of Form N-1A regarding 12b-1 fees all in one place in the prospectus.
Response:    The Registrant believes the current disclosure is consistent with Item 12(a) & (b) of Form N-1A but will consider appropriate changes to the disclosure in future filings.
Comments Relating to the Appendix

9.
Comment:    Please confirm supplementally that all information relating to Class A and Class C sales charges, including reductions and waivers, is disclosed in the prospectus or the Appendix, and that each specific intermediary subject to all such reductions and waivers is disclosed.

Response:    The Registrant confirms that it believes its disclosure regarding sales charge waivers and discounts is consistent with the requirements of item 12(a)(2) of Form N-1A.

10.
Comment:    With respect to the second paragraph of the Appendix, please remove the first and last sentence of the paragraph as well as the end of the third sentence, which states “based on information provided by the applicable financial intermediary.” In addition, please revise “periodically” in the third sentence to “on an ongoing basis.”

Response:    The Registrant respectfully declines to implement any changes in response to this comment as it believes that this disclosure is accurate and provides information that shareholders may consider important. The Registrant believes that this disclosure reflects a factual statement regarding the administration of intermediary-specific waivers and discounts.

11.	Comment: With respect to the second paragraph of the Appendix, please revise “periodically” in the third sentence to “on an ongoing basis.”
Response:    The Registrant has implemented the requested change.

12.
Comment:    With respect to the third paragraph of the Appendix, please revise the following statement “[p]lease contact your financial intermediary for more information regarding the sales charge waivers and discounts available to you (and any updates to the descriptions in this Appendix) and the intermediary’s related policies and procedures,” to clarify that an investor should contact their financial intermediary to determine their eligibility for certain sales charges and waivers. All other information concerning sales charge waiver and discount variations must be disclosed in the prospectus or in the Appendix.

Response:     The Registrant will implement the following changes in response to this comment:
Please contact your financial intermediary for more information regarding the sales charge waivers and discounts available to you ~~(and any updates to the descriptions in this Appendix)~~ and the intermediary’s related policies and procedures. You may wish to contact your financial intermediary to ensure that you have the most current information regarding waivers and discounts available to you.

13.	Comment: With respect to the seventh bullet in the table, please clarify what is meant by a “level-load” or delete the disclosure.
Response:    The Registrant will delete the referenced disclosure.

14.	Comment: Please define “Fund Family” as used in the table.
Response:    The Registrant has implemented the requested change.

15.	Comment: Please remove references to Class B shares from Appendix A given that the Funds do not currently offer Class B shares.
Response:    The Registrant has implemented the requested change.

16.	Comment: Please confirm whether the letter of intent described in the Funds’ prospectus and SAI is applicable to transactions through Merrill Lynch.
Response:    The Registrant confirms that the letter of intent described in the Funds’ prospectus and SAI is a feature available to customers purchasing or holding shares through Merrill Lynch.
Comments Relating to the SAI

17.
Comment:    Please delete the parenthetical after the first sentence of the “Class C Shares” sub-section of the “Sales Charges, Reductions and Waivers” section of the SAI unless each intermediary that has entered into an agreement to forego receipt of an initial 1.00% sales commission has been specifically identified in the prospectus.

Response:    The Registrant will delete the referenced disclosure.

18.
Comment:    With respect to the “Purchases at Net Asset Value” sub-section of the “Sales Charges, Reductions and Waivers” section of the SAI, please delete the reference to “retirement plans where third party administrators of such plans have entered into certain arrangements with the Distributor or its affiliates” in the first paragraph, and please delete the second sentence of the second paragraph. This disclosure should be deleted unless each intermediary subject to these arrangements is identified in the prospectus.

Response:    The Registrant will delete the referenced disclosure.

* * *
Please call Corey F. Rose at Dechert LLP at 202.261.3314 or Robert J. Rhatigan at Dechert LLP at 202.261.3329 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Chief Legal Officer
Transparent Value Trust